June 7, 2011

Lazard Ltd
Form 10-K for the Fiscal Year ended December 31, 2010
Form 10-Q for the Fiscal Quarter ended March 31, 2011
Schedule 14A filed on March 18, 2011
File No.  001-32492

Dear Ms. Dickerson and Mr. Gordon:

Reference is made to the comment letter (the “Comment Letter”) dated May 27, 2011 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the above-captioned filings of Lazard Ltd (the “Company”).  This letter is to confirm the conversation on June 7, 2011 between Ms. Dickerson of the Staff and the undersigned, in which it was agreed that the Company will have until June 27, 2011 to submit its response to the Comment Letter.

Sincerely,

/s/ Erik R. Tavzel
Erik R. Tavzel

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3561
Attention:	Ms. Jessica Dickerson
Mr. Jeffrey Gordon

FEDEX